CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) is entered into as of the 25th day of January 2012 by and between Passport Potash, Inc. and its subsidiaries (the “Company”) located at 608, 1199 West Pender Street, Vancouver, BC V6E 2R1 and Jerry Aiken with a mailing address of 6845 N. Magic Lane, Tucson, AZ 85704-1232 (the “Consultant”).

STATEMENT OF WORK

Consultant will be retained in the capacity of Senior Consulting Geologist under broad guidelines. Specific duties will include, but not be limited to the following: support field exploration efforts; develop resource and reserve estimates; assist with drafting technical reports; and act as advisor to Company directors, officers and employees regarding potash exploration and mine development.

AGREEMENT

In consideration of the foregoing and the mutual promises set forth herein, and intending to be legally bound, the parties hereto agree to the following:

1.

Engagement. Company hereby engages Consultant and Consultant agrees to render, as an independent contractor, the consulting services described above and other services as may be agreed to in writing by the Company and Consultant from time to time.

a.

It is understood and agreed between the parties that upon commencement of this Agreement Consultant will only be able to devote 5 days per month to the duties outlined herein due to previous professional commitments.

2.

Term. The agreement will be effective from the date first written above and continue for a period of five (5) years. Either party can cancel the Agreement by giving thirty days written notice to the other party.

3.	Compensation.

a)	Fee. In consideration of the services to be performed by Consultant, The Company agrees to pay Consultant Five Thousand Dollars ($5,000.00) per month. Payment will be made by the 1st of each month.

b)	Expenses. Consultant shall be entitled to prompt reimbursement for all expenses incurred in the performance of their duties

4.

Confidential Information. In the event Company discloses information to Consultant that Company considers to be secret or proprietary and so notifies Consultant, Consultant agrees to hold the Proprietary Information in confidence and to treat the Proprietary Information with at least the same degree of care and safeguards that Consultant takes with his own proprietary information. Consultant shall use proprietary information only in connection with services under this Agreement.

5.

Representations and Warranties. Consultant represent and warrants (a) that Consultant has no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with Consultant’s undertaking this relationship with the Company; (b) that the performance of the services called for by this Agreement do not and will not violate any applicable law, rule of regulation of any proprietary or other right of any third party; (c) that Consultant will not use in the performance of his responsibilities under this Agreement any confidential information or trade secrets of any other person or entity and (d) that Consultant has not entered into or will enter into any agreement (whether oral or written) in conflict with this Agreement.

6.

Indemnification. Company and Consultant hereby indemnifies and agrees to defend and hold harmless the other from and against any and all claims, demands and actions, and any liabilities, damages or expenses resulting therefrom, including court costs and reasonable attorney’s fees, arising out of or relating to the services performed under this Agreement or the representations and warranties made in connection herewith. The obligations hereunder shall survive the termination, for any reason, of this Agreement.

7.

Entire Agreement. This Agreement contains the entire understanding and agreement between the parties hereto with respect to it subject matter and supersedes any prior or contemporaneous written or oral agreements, representations or warranties between them respecting the subject matter hereof.

8.	Amendment. This Agreement may be amended only by a writing signed by Consultant and by a duly authorized representative of the Company.

9.	Assignment. This Agreement may not be assigned by Consultant without the Company’s prior written consent.

10.	Compliance with Law. In connection with his services rendered hereunder, Consultant agrees to abide by all federal, state and local laws, ordinances and regulations.

11.

Independent Contractor. The Company and Consultant are independent contractors. Both parties acknowledge and agree that Consultant’s engagement hereunder is not exclusive and that either party may provide to, or retain from, others similar such services provided that it does so in a manner that does not otherwise breach this Agreement. Neither party is, nor shall claim to be, a legal agent, representative, partner or employee of the other, and neither shall have the right or authority to contract in the name of the other.

12.	Governing Law. This Agreement shall be construed in accordance with and all actions arising hereunder shall be governed by the laws of the State of Arizona.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

Passport Potash, Inc.	Jerry Aiken
608, 1199 West Pender Street	6845 N. Magic Lane
Vancouver, BC V6E 2R1	Tucson, Arizona 85704-1232

By: /s/ Joshua Bleak	By: /s/ Jerry Aiken
Joshua Bleak	Jerry Aiken
President/CEO